CONSOLIDATED FINANCIAL STATEMENTS Vida JV LLC & Subsidiaries (A Limited Liability Company) For the Years Ended December 31, 2022 and 2021 and for the Period From September 29, 2020 (inception) to December 31, 2020 With Report of Independent Auditors

Vida JV LLC & Subsidiaries Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021 and for the Period From September 29, 2020 (inception) to December 31, 2020 Table of Contents Report of Independent Auditors ........................................................................................... 2 Consolidated Financial Statements Consolidated Balance Sheets ................................................................................................ 4 Consolidated Statements of Operations ............................................................................... 5 Consolidated Statements of Changes in Members' Equity ................................................... 6 Consolidated Statements of Cash Flows ............................................................................... 7 Notes to Consolidated Financial Statements ........................................................................ 9 Supplemental Information: Schedule III - Real Estate and Accumulated Depreciation ....... 23 1

PricewaterhouseCoopers LLP, 2121 N. Pearl Street, Suite 2000, Dallas, Texas 75201 T: (214) 999 1400, www.pwc.com/us Report of Independent Auditors To the Members of Vida JV LLC Opinion We have audited the accompanying consolidated financial statements of Vida JV LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in members’ equity and of cash flows for each of the two years then ended and for the period from September 29, 2020 (inception) to December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years then ended and for the period from September 29, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued. Auditors' Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that,

2 individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with US GAAS, we: • Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed. • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. Supplemental Information Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2022 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. The Schedule III – Real Estate and Accumulated Depreciation is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the Schedule III – Real Estate and Accumulated Depreciation is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole. Dallas, Texas March 3, 2023

Vida JV LLC & Subsidiaries Consolidated Balance Sheets ASSETS: December 31, 2022 December 31, 2021 Real estate investments: Real property owned: Land and land improvements $ 62,865,776 $ 62,865,776 Buildings and improvements 295,534,702 294,005,144 Less accumulated depreciation and amortization (22,253,800) (11,768,040) Net real property owned 336,146,678 345,102,880 Lease intangibles, net 28,049,260 36,845,902 Operating leases right-of-use assets, net 8,443,316 8,612,160 Finance leases right-of-use assets, net 5,757,438 5,879,892 Net real estate investments 378,396,692 396,440,834 Other assets: Cash and cash equivalents 2,263,939 1,473,970 Restricted cash 528,785 271,185 Straight-line rent receivable 5,200,077 3,086,608 Receivables and other assets 21,015,900 6,301,151 Total other assets 29,008,701 11,132,914 TOTAL ASSETS $ 407,405,393 $ 407,573,748 LIABILITIES AND EQUITY: Liabilities: Secured debt, net $ 197,925,808 $ 196,968,805 Operating lease liabilities, net 4,157,280 4,115,463 Finance lease liabilities, net 7,238,273 7,161,330 Accrued expenses and other liabilities 11,251,795 10,599,881 Total Liabilities 220,573,156 218,845,479 Equity: Members equity 173,910,816 187,010,816 Accumulated income (deficit) 12,921,421 1,717,453 Total Equity 186,832,237 188,728,269 TOTAL LIABILITIES AND EQUITY $ 407,405,393 $ 407,573,748 See accompanying notes to the consolidated financial statements 4

Vida JV LLC & Subsidiaries Consolidated Statements of Operations For the Year Ended December 31, 2022 For the Year Ended December 31, 2021 For the Period From September 29, 2020 (inception) To December 31, 2020 REVENUES: Rental income $ 37,170,747 $ 36,100,040 $ 5,716,087 Total revenues 37,170,747 36,100,040 5,716,087 EXPENSES: Property operating expenses 12,148,434 11,606,551 1,524,222 Interest expense 7,047,699 6,886,889 1,153,877 Gain on derivative instrument (13,120,383) (5,318,602) (174,767) Depreciation and amortization 19,232,180 20,113,197 3,449,345 General and administrative expenses 607,855 558,635 248,055 Total expenses 25,915,785 33,846,670 6,200,732 Income (Loss) from operations before income taxes 11,254,962 2,253,370 (484,645) Income tax expense (50,994) (46,536) (4,736) NET INCOME (LOSS) $ 11,203,968 $ 2,206,834 $ (489,381) See accompanying notes to the consolidated financial statements 5

Vida JV LLC & Subsidiaries

Consolidated Statements of Changes in Members' Equity

For the Years Ended December 31, 2022 and 2021 and for the Period from September 29, 2020 (inception) to December 31, 2020

	Welltower Inc.		Vida MOB Portfolio Co-Invest LLC		
	Members' Equity	Accumulated Income (Deficit)	Members' Equity	Accumulated Income (Deficit)	Total Equity
OPENING BALANCE	$ —	$ —	$ —	$ —	$ —
Net loss	—	(73,407)	—	(415,974)	(489,381)
Cash contributions	27,156,009	—	153,884,051	—	181,040,060
Cash distributions	(292,507)	—	(1,657,538)	—	(1,950,045)
BALANCE AT DECEMBER 31, 2020	$ 26,863,502	$ (73,407)	$ 152,226,513	$ (415,974)	$ 178,600,634
Net income	—	331,025	—	1,875,809	2,206,834
Cash contributions	3,254,070	—	18,439,731	—	21,693,801
Cash distributions	(2,065,950)	—	(11,707,050)	—	(13,773,000)
BALANCE AT DECEMBER 31, 2021	$ 28,051,622	$ 257,618	$ 158,959,194	$ 1,459,835	$ 188,728,269
Net income	—	1,680,595	—	9,523,373	11,203,968
Cash Contributions	—	—	—	—	—
Cash distributions	(1,965,000)	—	(11,135,000)	—	(13,100,000)
BALANCE AT DECEMBER 31, 2022	$ 26,086,622	$ 1,938,213	$ 147,824,194	$ 10,983,208	$ 186,832,237

See accompanying notes to the consolidated financial statements

6

Vida JV LLC & Subsidiaries Consolidated Statements of Cash Flows CASH FLOWS PROVIDED FROM (USED IN) OPERATING ACTIVITIES: For the Year Ended December 31, 2022 For the Year Ended December 31, 2021 For the Period From September 29, 2020 (inception) To December 31, 2020 Net Income (loss) $ 11,203,968 $ 2,206,834 $ (489,381) Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities: Depreciation and amortization expense 19,118,483 20,005,480 3,449,345 Amortization of deferred financing costs 957,003 933,184 166,434 Amortization related to above (below) market leases, net 120,523 32,083 80,997 Rental income in excess of cash received (2,113,469) (2,401,267) (685,341) Gain on Derivative Instrument (13,120,383) (5,318,602) (174,767) Amortization of right-of-use assets 291,298 260,599 12,898 Accrued interest on lease liabilities 118,760 82,890 — (Increase) Decrease in receivables and other assets (1,594,366) 355,441 (240,636) Increase in accrued expenses and other liabilities 1,075,067 2,162,739 1,459,973 Net cash provided from (used in) operating activities 16,056,884 18,319,381 3,579,522 CASH FLOWS PROVIDED FROM (USED IN) INVESTING ACTIVITIES: Cash disbursed for acquisition of properties — (45,708,110) (352,983,188) Capital expenditures on properties (1,909,315) (4,084,238) (258,215) Net cash provided from (used in) investing activities (1,909,315) (49,792,348) (353,241,403) CASH FLOWS PROVIDED FROM (USED IN) FINANCING ACTIVITIES: Deferred financing costs — (455,358) (4,204,455) Secured debt issuance — 23,621,470 176,907,530 Cash contributions from Welltower Inc. — 3,254,070 27,156,009 Cash contributions from Vida MOB Portfolio Co-Invest LLC — 18,439,731 153,884,051 Cash distributions to Welltower Inc. (1,965,000) (2,065,950) (292,507) Cash distributions to Vida MOB Portfolio Co-Invest LLC (11,135,000) (11,707,050) (1,657,538) Net cash provided from (used in) financing activities (13,100,000) 31,086,913 351,793,090 (DECREASE) / INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH 1,047,569 (386,054) 2,131,209 CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD 1,745,155 2,131,209 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD $ 2,792,724 $ 1,745,155 $ 2,131,209 7

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheet: Cash and cash equivalents 2,263,939 1,473,970 2,104,642.00 Restricted cash 528,785 271,185 26,567.00 Total cash and cash equivalents and restricted cash $ 2,792,724 $ 1,745,155 $ 2,131,209 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION Interest paid $ 5,035,768 $ 5,534,693 $ 637,687 Accrued capital expenditures $ 477,604 $ 674,699 $ 1,001,173 See accompanying notes to the consolidated financial statements 8

1. Business and Organization Vida JV LLC and its subsidiaries (“the Company”, “we” or “our”) were formed on July 6, 2020 under the laws of the state of Delaware. The Company was formed to facilitate the ownership of outpatient medical properties. On September 29, 2020 (inception), the Company commenced operations with the purchase of 13 properties and on December 23, 2020, the Company purchased an additional five properties. On February 4, 2021, the Company purchased two additional properties. Together, the 20 properties are referred to as the “Portfolio” or the “Portfolios”. The Portfolios were purchased by the Company from Welltower Inc. or subsidiaries of Welltower Inc. who retained a 15% ownership interest. The remaining 85% is owned by Vida MOB Portfolio Co-Invest LLC, which is a partnership between Invesco U.S. Income REIT, LLC and Invesco REIT Operating Partnership, LP ("Investors"). The Investors are represented by their advisor, Invesco Advisers, Inc. (“Invesco”), an affiliate of Invesco Real Estate. 2. Summary of Significant Accounting Policies The Company’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies are summarized below. Principles of Consolidation The consolidated financial statements include the accounts of Vida JV LLC and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Use of Estimates The preparation of the financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, assigning useful lives to depreciable assets, assessing collectability of tenant lease income, and other contingencies. Actual results could differ from those estimates and assumptions. Real Property Owned Expenditures for repairs and maintenance are expensed as incurred. The Company evaluates acquisitions under ASC 805, Business Combinations. Real estate acquisitions are accounted for as asset acquisitions as the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets and the acquisition does not meet the definition of a business acquisition as defined in ASC 805-10. We measure the assets acquired and liabilities assumed based on their cost, which includes consideration transferred to the seller and direct transaction costs. The cost of the acquisition is then allocated to the assets acquired and liabilities assumed based on their relative estimated fair values. We assess relative fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as other available market information. We estimate future cash flows based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. Tangible assets primarily consist of land, building and improvements. Tangible assets are depreciated on a straight-line basis over their estimated useful lives, which are 40 years for buildings and five to 15 years for improvements. Intangible assets (liabilities) consist of in-place leases and above (below) market tenant leases acquired with the acquisitions. We also 9 consider an allocation of purchase price to acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. The value allocable to the above or below market component of the acquired in-place lease is determined by a third-party appraiser based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) an estimate of the amounts that would be paid using market rental rates over the remaining term of the lease. The amounts allocated to above market leases are included in lease intangibles and below market leases are included in accrued expenses and other liabilities on the balance sheets and are amortized to rental income over the remaining terms of the respective leases. We consider incremental, direct costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and accordingly such costs are reflected as investment activities in our statement of cash flows. The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be reduced. We consider external factors relating to each asset. If these factors and the projected undiscounted cash flows of the assets over the remaining estimated hold period indicate that the asset will not be recoverable, the carrying value is reduced to the estimated fair market value. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and, the health care industry. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell the properties for a price or on terms acceptable to us. No impairments were recorded for the years ended December 31, 2022 and 2021 and the period from September 29, 2020 to December 31, 2020. Cash and Cash Equivalents Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less. The Company is subject to concentrations of credit risk as a result of its temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions in order to mitigate that risk. Throughout the year, the Company may have cash balances in excess of federally insured amounts on deposit with various financial institutions. Restricted Cash Restricted cash primarily consists of escrows for future payments of capital improvements. Receivables Trade accounts receivables represent amounts for which the rental/lease income has been earned and cash has not yet been received. We review past due rent receivable balances for collectability. If it is concluded that it is not probable all contractual rent payments will be collected, we will begin to recognize income based only on the cash received. Leases The Company accounts for leases under ASC 842, which requires lessees to recognize assets and liabilities on their consolidated balance sheets related to the rights and obligations created by most leases, while continuing to recognize expenses on their consolidated statements of operations over the Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 10 lease term. The Company determined that the lease component is the primary component for leases in which it is the lessor and thus variable lease payments (primarily common area maintenance reimbursements) are recognized as part of the lease payment in accordance with ASC 842. Additionally, when the Company is the lessee, the Company has made the policy election to keep short-term leases less than twelve months off the balance sheet for all classes of underlying assets. Income Allocation For financial reporting purposes, income, gain, loss, credits and deductions are allocated as outlined in the Limited Liability Company Agreement (“LLC Agreement”). Operating cash flow is distributed to the members in proportion to their respective ownership percentages. Cash proceeds resulting from a material capital transaction such as a refinance, insurance proceeds, or sale of a property are distributed in the following manner: 1. First, to the members on a proportionate basis until their capital accounts are reduced to zero. 2. Second, to the members on a proportionate basis until Vida MOB Portfolio Co-Invest LLC has achieved a rate of return equal to 12%. 3. Third, 80% of the remaining amount to the members on a proportionate basis and 20% of the remaining amount to Welltower Inc. Cash proceeds resulting from the liquidation of the Company are also distributed as outlined as above, after the payment of any loans or other liabilities of the Company. Deferred Financing Costs Deferred financing costs are fees incurred by the Company in connection with the issuance, assumption and amendments of debt arrangements. Deferred financing costs related to debt instruments are recorded as a reduction of the related debt liability. We amortize these costs over the term of the debt using the straight-line method, which approximates the effective interest method. Revenue Recognition Substantially all of our revenue is generated through operating lease arrangements which contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Our leases typically include some form of operating expense reimbursement by the tenant. If collection of the operating lease payments are deemed to no longer be probable (either at lease commencement or after the commencement date), we record rental income for the amount of cash collected and write off the accrued balances deemed to be uncollectible. Income Taxes The Company is a limited liability company treated as a partnership for federal income tax purposes with all income tax liabilities or benefits of the Company being passed through to the members. As such, no recognition of federal income taxes for the Company or its subsidiaries that are organized as limited liability companies has been provided for in the accompanying consolidated financial statements. Income tax expense represents state and local taxes. The Company is subject to gross margin taxes in the State of Texas where some of the properties are located. This expense is included in income tax expense on the Consolidated Statement of Operations. The Company remains subject to examination by U.S. federal, state, and local jurisdictions for tax years since commencement in 2020 and upon completion of Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 11 any examination, tax adjustments may be necessary. The Company is currently not under an audit by any tax jurisdiction. The members’ capital reflected in the accompanying consolidated financial statements may differ from amounts reported in the Company’s federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes. The qualification as a LLC for tax purposes, and the amount of distributable member income or loss are subject to examination by the Internal Revenue Service. ASC 740-10-25, Income Taxes, Overall Recognition describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company has no uncertain tax positions that require an accrual as of December 31, 2022 or as of December 31, 2021. 3. Real Estate Investments and Acquisitions On September 29, 2020, the Company acquired 13 outpatient medical facilities for an aggregate purchase price of $260,008,000. In conjunction with the acquisition, the Company incurred $1,415,228 of transaction costs which were capitalized as a component of the purchase price. The Company also received a credit of $1,616,396 for tenant improvements at closing which were treated as a reduction to the purchase price. On December 23, 2020, the Company acquired five outpatient medical facilities for an aggregate purchase price of $95,150,000. In conjunction with the acquisition, the Company incurred $829,573 of transaction costs which were capitalized as a component of the purchase price. The Company also received a credit of $1,236,525 for tenant improvements and capital expenditures at closing which were treated as a reduction to the purchase price. On February 4, 2021, the Company acquired two outpatient medical facilities for an aggregate purchase price of $45,900,000. In conjunction with the acquisition, the Company incurred $105,082 of transaction costs which were capitalized as a component of the purchase price. The Company also received a credit of $435,102 for tenant improvements at closing which were treated as a reduction to the purchase price. The Company had no acquisitions in the year ended December 31, 2022. Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 12

3. Real Estate Investments and Acquisitions (Continued) The following table summarizes the allocation of the total cost for the properties acquired in the transactions: For the Year Ended December 31, 2021 For the Period From September 29, 2020 (inception) To December 31, 2020 Land and land improvements $ 120,149 $ 62,745,627 Buildings and improvements 39,766,576 250,341,025 Acquired lease intangibles(1) 6,414,505 42,310,263 Operating lease ROU assets, net(2) — 4,065,257 Finance lease ROU assets, net(2) (443,850) (670,102) Receivables and other assets 123,599 798,988 Total assets acquired 45,980,979 359,591,058 Accrued expenses and other liabilities 169,378 2,365,681 Below market lease intangible 103,491 4,242,189 Total liabilities assumed 272,869 6,607,870 Cash disbursed for acquisition $ 45,708,110 $ 352,983,188 (1) Lease intangible assets include in-place leases, above market tenant leases, and leasing commissions. (2) Lease ROU assets, net include (above) below market ground leases. Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 13

Vida JV LLC & Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Real Estate Intangibles

The following is a summary of our real estate intangibles:

	December 31, 2022	December 31, 2021
Assets:		
In place lease intangibles	$ 45,490,152	$ 45,589,845
Above market tenant leases	2,869,766	2,869,766
Lease commissions	811,270	457,253
Gross historical cost	49,171,188	48,916,864
Accumulated amortization	(21,121,928)	(12,070,962)
Net book value	$ 28,049,260	$ 36,845,902
Weighted-average amortization period in years	8.2	7.9
Liabilities:		
Below market tenant leases	$ 4,309,656	$ 4,309,656
Accumulated amortization	(987,305)	(564,152)
Net book value	$ 3,322,351	$ 3,745,504
Weighted-average amortization period in years	41.0	38.2

The following is a summary of real estate intangible amortization:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Period From September 29, 2020 (inception) To December 31, 2020
Rental income related to (above) below market tenant leases, net	$ 120,523	$ 32,083	$ 80,997
Depreciation and amortization related to in-place lease intangibles	8,455,407	10,021,162	1,555,238

The estimated future amortization of our intangibles for each of the next five years and thereafter as of December 31, 2022 is:

	Assets	Liabilities
2023	$ 6,718,673	$ 342,673
2024	4,687,190	292,896
2025	3,453,085	191,189
2026	2,926,716	149,883
2027	1,851,526	140,318
Thereafter	8,412,070	2,205,392
Total	$ 28,049,260	$ 3,322,351

14

5. Transactions with Affiliates The Company entered into a property management agreement with Healthcare Property Managers of America (HPMA), an affiliate of Welltower Inc., to provide property management services to the Portfolio. The agreement has a term of five years and expires in September of 2025. Property management fees are charged to the properties at various percentages ranging from 1.0% to 5.0% of gross rental receipts for all properties. The property management fee is payable monthly. Total property management fees incurred for the years ended 2022 and 2021 and for the period from September 29, 2020 to December 31, 2020 were $1,136,053, $1,079,763 and $144,933, respectively. These fees are included in property operating expenses on the Consolidated Statements of Operations. The LLC Agreement also provides for an oversight fee for services rendered in connection with asset management, accounting and reporting. The annual oversight fee is equal to 0.10% of the gross purchase price of the Portfolio and is payable in quarterly installments. Total oversight fees incurred for the years ended 2022 and 2021 and for the period from September 29, 2020 to December 31, 2020 were $401,058, $396,686 and $68,748, respectively. These fees are included in general and administrative expenses on the Consolidated Statements of Operations. The LLC Agreement also provides for a construction management fee to be paid to Welltower Inc. for construction management services for projects over $10,000. The fee is equal to 5% of construction costs up to $500,000 and 4% of construction costs when costs exceed $500,000. Total construction management fees incurred were $20,647 and $149,898 for the years December 31, 2022 and 2021, respectively. These fees are capitalized within buildings and improvements on the Consolidated Balance Sheets. The Company has payables due to affiliates of $1,362,019 and $834,104 as of the years ended December 31, 2022 and 2021, respectively, which include the above mentioned property management and oversight fees of $217,611 and $100,264, respectively, as of December 31, 2022; and $57,926 and $66,843 as of December 31, 2021. Also included is the reimbursement due to affiliated entities of $1,044,144 for expenses paid on behalf of the Company as of December 31, 2022, and $709,335 as of December 31, 2021. Additionally, the Company has a receivable due from Welltower Inc. related to the net operating income ("NOI") guarantee provision in the LLC Agreement in the amount of $0 and $614 as of the years ended December 31, 2022 and 2021, respectively. The receivable is included in the receivables and other assets on the Consolidated Balance Sheets. This provision guarantees that the Company's annual return on investment for two years past the acquisition date is at least 5.5%. If actual cumulative NOI for that two- year period is deemed to fall short of the 5.5% NOI threshold, Welltower Inc. will pay the Company an amount equal to the difference in order for the Company to earn a 5.5% return. While the calculation is performed on a monthly basis and cash would be transferred from Welltower Inc. to the Company on a monthly basis if deemed necessary, the period over which cumulative NOI is determined and cash is ultimately settled are two, separate one-year periods. Any amount received or due from Welltower Inc. is recorded as a reduction to buildings and improvements. 6. Ground Leases The Company assumed five ground leases in December 2020, with an additional two ground leases assumed in February 2021. The agreements have remaining terms of 39 to 70 years that expire between Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 15

2062 and 2092. Four of the leases are classified as operating leases while three of the leases are classified as finance leases. Six of the leases have renewal options between 10 to 25 years. Renewal options that we are reasonably certain to exercise are recognized in our right-of-use assets and lease liabilities. We consider it reasonably certain that we will exercise renewal options that begin prior to the date of the building being fully depreciated. As our leases do not provide a rate implicit in the lease agreement, we use our incremental borrowing rate available at lease commencement to determine the present value of lease payments. The incremental borrowing rates were determined using our longer term borrowing rates (actual pricing through 30 years, as well as other longer-term market rates). The components of lease expense are as follows: For the Year Ended December 31, 2022 For the Year Ended December 31, 2021 For the Period From September 29, 2020 (inception) To December 31, 2020Classification Operating lease cost: Straight-line amortization(1) Property operating expenses $ 346,629 $ 334,049 $ 16,463 Finance lease cost: Amortization of leased assets (2) Depreciation and amortization $ 117,781 $ 106,113 $ 5,216 Interest on ground lease liability Interest expense 304,610 283,846 4,703 $ 422,391 $ 389,959 $ 9,919 (1) Included in this figure is amortization of the below market ground lease intangible assets related to the ground lease acquired in conjunction with the transactions. The value of these intangibles is included in the Operating lease asset line item on the balance sheet. Annual amortization of these intangibles is summarized for the following 5 years in the table below. (2) Included in this figure is amortization of the above market ground lease intangible assets related to the ground lease acquired in conjunction with the transactions. The value of these intangibles is included in the Finance lease asset line item on the balance sheet. Annual amortization of these intangibles is summarized for the following 5 years as follows: Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 16

Vida JV LLC & Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Ground Leases (Continued)

	Above Market Ground Lease Amortization	Below Market Ground Lease Amortization
2023	$ (25,678)	$ 107,905
2024	(25,678)	107,905
2025	(25,678)	107,905
2026	(25,678)	107,905
2027	(25,678)	107,905
Thereafter	(934,598)	3,911,703
Total	$ (1,062,988)	$ 4,451,228

Future payments of lease liabilities as of December 31, 2022 are as follows:

	Operating Leases	Finance Leases
2023	$ 159,085	$ 249,944
2024	161,532	252,351
2025	164,036	254,817
2026	166,605	257,343
2027	169,238	260,441
Thereafter	10,126,562	18,764,612
Total lease payments	10,947,058	20,039,508
Less: imputed interest	(6,789,778)	(12,801,235)
Total present values of lease liabilities	$ 4,157,280	$ 7,238,273

Supplemental information related to leases is as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years):		
Operating leases	45.5	47.0
Finance lease	48.1	49.6
Weighted average discount rate:		
Operating leases	4.4 %	4.4 %
Finance lease	4.2 %	4.2 %

17

6. Ground Leases (Continued) Supplemental cash flow information related to leases acquired in the years as follows: December 31, 2022 December 31, 2021 December 31, 2020 Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating lease $ — $ 130 $ 21,907 Financing cash flow from finance lease — — 5,524 Non-cash information on lease liabilities arising from obtaining right-of-use assets: Operating leases $ — $ — $ 4,100,620 Finance lease — 5,305,509 1,799,267 7. Debt The Company has one loan payable in the amount of $200,529,000 outstanding as of December 31, 2022. On September 29, 2020, we obtained $130,296,194 of secured debt with the first acquisition of 13 properties. The loan was increased by $46,611,336 on December 23, 2020 in conjunction with the acquisition of the additional five properties. On February 4, 2021, the Company obtained $23,621,470 of secured debt with the acquisition of two properties. On June 1, 2022 we entered into an amendment for this loan payable which converted the benchmark interest rate from London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). The interest Rate is SOFR plus 2.50%. SOFR as of December 31, 2022 was 4.12%. Payments on the loan are interest only through the maturity date of September 29, 2025, with a balloon payment due at that time. The loan can be extended for one successive year term at our option. The following is a summary of our secured debt as of December 31, 2021 and December 31, 2022: Secured Debt Deferred Loan Costs Secured Debt Total BALANCE AT DECEMBER 31, 2020 $ 176,907,530 $ (4,038,021) $ 172,869,509 Debt Issuance 23,621,470 (455,358) 23,166,112 Amortization — 933,184 933,184 BALANCE AT DECEMBER 31, 2021 $ 200,529,000 $ (3,560,195) $ 196,968,805 Debt Issuance $ — $ — $ — Amortization $ — $ 957,003 $ 957,003 BALANCE AT DECEMBER 31, 2022 $ 200,529,000 $ (2,603,192) $ 197,925,808 The Company is subject to various quarterly debt covenants. As of December 31, 2022, the Company was in compliance with all debt covenants. Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 18

8. Derivative Instruments On September 29, 2020, we entered into a pay fixed (0.269%) receive LIBOR interest rate swap contract with a notional value of $130,296,194, and on December 28, 2020, we entered into a pay fixed (0.292%) receive LIBOR interest rate swap contract with a notional value of $46,611,336. On February 4, 2021, we entered into a pay fixed (0.3255%) receive LIBOR rate swap contract with a notional value of $23,621,470. The first contract matures on September 29, 2025 while the two additional contracts mature October 1, 2024. These interest rate swap contracts were used to hedge the variable cash flows associated with our variable rate debt until The Company terminated them on May 31, 2022. The Company transitioned from LIBOR interest rate swap contracts to SOFR interest rate swap contracts due to reference rate reform. On June 1, 2022, we entered into three SOFR interest rate swap contracts including a pay fixed (0.148%) receive SOFR interest rate swap contract with a notional value of $130,296,194, a pay fixed (0.163%) receive SOFR interest rate swap contract with a notional value of $46,611,336, and a pay fixed (0.198%) receive SOFR interest rate swap contract with a notional value of $23,621,470. The first contract matures on September 29, 2025 while the two additional contracts mature October 1, 2024. These interest rate swap contracts are used to hedge the variable cash flows associated with our variable rate debt. The fair value of these contracts totaled $18,613,752 for the year ended December 31, 2022 and $5,318,602 for the year ended December 31, 2021. Interest incurred in connection with these contracts for the year ended 2022 and 2021 and the period from September 29, 2020 to December 31, 2020 was $(2,984,861), $354,913, and $39,299, respectively. The derivative asset and liability are included in receivables and other assets and accrued expenses and other liabilities, respectively, on the Consolidated Balance Sheets. These derivative instruments are not designated as hedges for accounting purposes, therefore gains and losses resulting from the changes in fair value of these derivative instruments are recorded in gain on derivative instrument on the Consolidated Statement of Operations. The derivative asset is included in receivables and other assets on the Consolidated Balance Sheet. 9. Operating Leases Substantially all of our operating leases in which we are the lessor contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the non- cancellable lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is recorded based on the contractual cash rental payments due for the period. The Company’s leases typically include some form of operating expense reimbursement by the tenant. Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 19

Vida JV LLC & Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Operating Leases (continued)

The following table details the components of our rental income:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Period From September 29, 2020 (inception) To December 31, 2020
Fixed lease payment	$ 30,294,480	$ 29,923,196	$ 4,898,822
Variable lease payment	6,999,671	6,208,927	898,262
Lease intangible amortization	(123,404)	(32,083)	(80,997)
Total rental income	$ 37,170,747	$ 36,100,040	$ 5,716,087

The following table sets forth the future minimum lease payments receivable, excluding operating expense reimbursements, for leases in effect at December 31, 2022:

2023	$ 26,764,207
2024	24,669,432
2025	21,975,297
2026	20,460,850
2027	15,721,984
Thereafter	145,379,728
Totals	$ 254,971,498

The below tenants contributed greater than 10% of rental income recorded for the year ended December 31, 2022:

Concentration by Tenant	Percentage of Current Year Rental Income	Lease Expiration Year
Florida Medical Clinic, P.A.	19%	2038
Bethesda Healthcare System	10%	2026

The below table is a breakdown of rental revenue by state for the year ended December 31, 2022:

Concentration by State	Percentage of Current Year Rental Income
California	10%
Colorado	6%
Florida	55%
Tennessee	4%
Texas	25%
Total	100%

20

10. Disclosure about the Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy exists for disclosures of fair value instruments based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined below: Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value: Cash and Cash Equivalents and Restricted Cash - The carrying amount approximates fair value. Secured Debt - The fair value of the Company’s secured debt was $199,059,782 and $203,055,270 as of the years ended December 31, 2022 and 2021, respectively. Fair value of the Company’s secured debt is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using the appropriate discount rate based on current market rates and conditions determined by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3. Interest Rate Swaps - Interest rate swaps are recorded in other assets or other liabilities on the balance sheet at fair value that is derived from observable market data (Level 2). 11. Subsequent Events The Company has reviewed subsequent events through March 3, 2023, the date the consolidated financial statements were available for issuance. There have been no events subsequent to the balance sheet date which require disclosures or adjustment in these consolidated financial statements. Vida JV LLC & Subsidiaries Notes to Consolidated Financial Statements (continued) 21

Vida JV LLC & Subsidiaries Supplemental Information 22

Vida JV LLC & Subsidiaries
Schedule III
Real Estate and Accumulated Depreciation
December 31, 2022

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built	Address
		Land & Land Improvements	Building & Improvements		Land & Land Improvements	Building & Improvements	Accumulated Depreciation			
Castle Rock, CO	$ 10,723,301	$ 20,669	$ 20,045,458	$ 57,802	$ 20,669	$ 20,103,260	$ 1,237,633	2021	2013	2352 Meadows Boulevard
Glendale, CA	12,898,169	99,480	19,721,146	343,747	99,480	20,064,893	$ 1,204,306	2021	2002	222 W. Eulalia St.
Franklin, TN	7,112,944	2,993,824	9,360,827	156,775	2,993,824	9,517,602	$ 768,478	2020	1988	100 Covey Drive
Dallas, TX	18,806,192	167,883	31,245,013	1,221,374	167,883	32,466,387	$ 2,338,055	2020	2004	7115 Greenville Avenue
Plano, TX	8,136,776	2,866,200	9,883,197	875,009	2,866,200	10,758,206	$ 1,033,347	2020	2007	6957 Plano Parkway
Plantation, FL	8,460,092	3,521,860	8,965,846	585,872	3,521,860	9,551,718	$ 806,870	2020	1996	600 Pine Island Rd.
Lakewood, CA	5,280,822	61,967	8,434,764	(139,581)	61,967	8,295,183	$ 577,276	2020	1993	5750 Downey Ave.
Boynton Beach, FL	6,304,655	425,339	11,245,322	71,647	425,339	11,316,969	$ 786,228	2020	1996	10075 Jog Rd.
San Antonio, TX	9,106,723	20,557	15,926,023	437,984	20,557	16,364,007	$ 1,310,448	2020	2007	3903 Wiseman Boulevard
Coral Springs, FL	8,163,719	3,718,538	10,774,695	538,338	3,718,538	11,313,033	$ 1,106,634	2020	2005	2901 Coral Hills Drive
Coral Springs, FL	8,190,662	2,186,298	11,183,023	17,697	2,186,298	11,200,720	$ 859,122	2020	2008	3001 Coral Hills Drive
Brandon, FL	4,957,506	1,867,086	7,177,051	(175)	1,867,086	7,176,876	$ 493,054	2020	2016	2020 Town Center Boulevard
Land O Lakes, FL	15,303,606	5,173,522	22,942,126	(540)	5,173,522	22,941,586	$ 1,541,892	2020	2009	2100 Via Bella
Land O Lakes, FL	6,951,286	2,556,235	10,144,417	(244)	2,556,235	10,144,173	$ 689,590	2020	2011	2150 Via Bella
Tampa, FL	6,358,541	2,755,421	8,739,640	(221)	2,755,421	8,739,419	$ 599,187	2020	1996	12500 N Dale Mabry
Zephyrhills, FL	20,530,542	9,096,656	27,368,792	(697)	9,096,656	27,368,095	$ 1,907,513	2020	2016	2352 Bruce B Downs Boulevard
San Antonio, TX	4,149,217	1,391,480	4,705,644	353,392	1,391,480	5,059,036	$ 621,371	2020	1999	19016 Stone Oak Pkwy.
San Antonio, TX	3,825,902	1,751,736	3,780,187	382,499	1,751,736	4,162,686	$ 517,787	2020	1999	540 Stone Oak Centre Drive
Boynton Beach, FL	32,816,535	21,238,136	44,549,244	239,771	21,238,136	44,789,015	$ 3,435,531	2020	1995	10301 Hagen Ranch Road
Palm Springs, FL	2,451,810	952,889	3,915,211	286,627	952,889	4,201,838	$ 419,478	2020	1997	1630 S. Congress Ave.
Total	**$200,529,000**	**$62,865,776**	**$290,107,626**	**$5,427,076**	**$62,865,776**	**$295,534,702**	**$22,253,800**			

23

The following table summarizes activity for real estate and accumulated depreciation for the year ended December 31, 2022 and 2021: Year Ended December 31, 2022 2021 Investment in real estate: Beginning balance $ 356,870,920 $ 314,103,965 Acquisitions and development — 39,886,753 Improvements 1,529,558 2,880,202 Ending balance $ 358,400,478 $ 356,870,920 Accumulated depreciation: Beginning balance $ (11,768,040) $ (1,885,384) Depreciation and amortization expenses (10,485,760) (9,882,656) Ending balance $ (22,253,800) $ (11,768,040) 24